Consent of Independent Registered Public Accounting Firm

The Board of Directors of Pembina Pipeline Corporation

We consent to the use of our report dated March 1, 2013, with respect to the consolidated financial statements included in this annual report on Form 40-F.

/s/ KPMG LLP

Chartered Accountants

March 1, 2013

Calgary, Canada